FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of June, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








                          EMERGING MARKETS SPECIALIST
                          BECOMES CEO FOR HSBC IN ASIA

Sandy Flockhart is to become Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited in Asia, subject to regulatory and other approvals.

Sandy who, as a Group Managing Director, is a member of the Group Management Board, arrives in Hong Kong in July 2007. He is currently President and Group Managing Director for HSBC in Latin America and the Caribbean. From a base of 10 offices just 10 years ago, HSBC today operates some 4,000 offices in 14 countries in Latin America, contributing US$1.7 billion to the Group's global pre-tax profits last year. As Chief Executive from 2002 to 2006, he built a billion-dollar business for HSBC in Mexico after the acquisition of Grupo Financiero Bital in 2002.

He has also run HSBC's business in Thailand and worked for 12 years in Hong Kong, where two of his four children were born. He was also previously Managing Director of HSBC's operations in Saudi Arabia, and ran Corporate, Commercial and Retail Banking for HSBC in the US.

Commenting on the appointment, Michael Geoghegan, HSBC Group Chief Executive, said: "We are delighted to make Sandy Chief Executive for our Asian operations. Emerging markets will continue to drive world economic growth and we see Asia as a key region with tremendous potential. It is home to some of the world's most dynamic economies and HSBC's unique emerging markets franchise, in Asia and around the world, presents significant growth opportunities for us.

"Sandy has a great track record in building businesses in emerging markets and considerable experience of our operations in Asia. It makes him the ideal person to join up our operations in the region for the benefit of our customers, our people and our shareholders.

"He joins a talented local management team led by Vincent Cheng, Chairman of The Hongkong and Shanghai Banking Corporation Limited and also Group Managing Director. Going forward, it also means that Asia will now be represented at Group level by two Managing Directors on our Group Management Board."

Vincent Cheng added: "I have known Sandy for many years and am excited that we will be working together. It is a great testament to the depth of talent at HSBC that we are able to consistently provide a seamless succession of management around the world. And it's very fitting that the former head of our PFS business in Asia, Paul Thurston, recently transferred to HSBC Mexico as CEO of the business Sandy himself ran until last year."

Speaking about his appointment, Sandy Flockhart said: "It's a privilege to be asked to run the number one international bank in the region, in HSBC's spiritual home, Asia. We have a thriving business in Hong Kong and a wonderful growth story across Asia Pacific. I am looking forward to this new challenge enormously and I leave Latin America in the hands of enormously experienced and talented executives who I know will continue to grow the great franchise we have built there."

Notes to editors:

1. Photograph and biography
Photographs and a brief biography for Sandy Flockhart are available from Patrick McGuinness/Karen Ng on +44 (0)20 7991 0111/0655.


2. HSBC Holdings plc
The Hongkong and Shanghai Banking Corporation Limited is a principal member of the HSBC Group which, with around 10,000 offices in 82 countries and territories and assets of US$1,861 billion at 31 December 2006, is one of the world's largest banking and financial services organisations.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  20 June, 2007